SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                          Million Dollar Saloon, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   601065105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Richard B. Goodner
                           901 Main Street, Suite 6000
                               Dallas, Texas 75202
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 9, 1999
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with the statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.601065105                  13D                                   Page 2



1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Linda Weaver
--------------------------------------------------------------------------------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                        (b) [x]
--------------------------------------------------------------------------------

3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(a)                                               [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
     NUMBER OF        7        SOLE VOTING POWER
       SHARES
    BENEFICIALLY               900,000
      OWNED BY        ----------------------------------------------------------
        EACH          8        SHARED VOTING POWER
     REPORTING
       PERSON                  2,573,898  (includes  2,283,298  shares  owned
        WITH                   directly by W-W Investments, L.L.P.,  and 290,600
                               shares  owned  directly by Diamond Production  of
                               Oklahoma, L.P.)
                      ----------------------------------------------------------
                      9        SOLE DISPOSITIVE POWER

                               900,000
                      ----------------------------------------------------------
                      10       SHARED DISPOSITIVE POWER

                               2,573,898
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,473,898
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                      |_|
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           60.6%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.601065105                  13D                                   Page 3



1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Steven Wheeler
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                        (b) [x]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           FP
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(a)                                               [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
     NUMBER OF        7        SOLE VOTING POWER
       SHARES
    BENEFICIALLY               218,000
      OWNED BY        ----------------------------------------------------------
        EACH
     REPORTING        8        SHARED VOTING POWER
       PERSON
        WITH                   2,633,574 (includes 2,283,298 shares owned
                               directly by W-W Investments, L.L.P., 59,676
                               directly owned by Diamond Production Company,
                               L.L.C. (which is owned by the Wheeler Trust '89,
                               of which Steven Wheeler is a beneficiary) and
                               290,600 shares owned directly by
                               Diamond Production of Oklahoma, L.P.)
                      ----------------------------------------------------------
                      9        SOLE DISPOSITIVE POWER

                               218,000
                      ----------------------------------------------------------

                      10       SHARED DISPOSITIVE POWER

                               2,633,574
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,851,574
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [ ]

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           49.7%
14         TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.601065105                  13D                                   Page 4



1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           W-W Investments, L. L. P.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                        (b) [x]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           AF
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(a)                                               [ ]
--------------------------------------------------------------------------------

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
     NUMBER OF        7        SOLE VOTING POWER
       SHARES
    BENEFICIALLY               2,283,298
      OWNED BY        ----------------------------------------------------------
        EACH          8        SHARED VOTING POWER
      REPORTING
       PERSON                   0
        WITH          ----------------------------------------------------------
                      9        SOLE DISPOSITIVE POWER

                               2,283,298
                      ----------------------------------------------------------
                      10       SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,283,298
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           39.9%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.601065105                  13D                                   Page 5


         The summary descriptions contained in this report of certain agreements and documents are qualified in their entirety by reference to the complete texts of those agreements and documents filed as Exhibits to this Statement and incorporated herein by reference.

Item 1.           Security and Issuer.
-------           --------------------

         The title and class of equity securities to which this Statement relates is the common stock, $0.001 par value per share, (the "Common Stock") of Million Dollar Saloon, Inc., a Nevada corporation ("Million Dollar").

         The address of the principal executive offices of Million Dollar is 6848 Greenville Avenue, Dallas, Texas 75231.


Item 2.           Identity and Background.
-------           ------------------------

         The name, residence or business address and principal occupation of each of the Reporting Persons is set forth below. None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years. In the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All of the natural persons who are Reporting Persons are citizens of the United States. W-W Investments, L. L. P. is a Texas limited liability partnership.

CUSIP NO.601065105                  13D                                   Page 6



--------------------------------------------------------------------------------
Reporting Person                Principal Address                  Principal
                                                             Occupation/Business
--------------------------------------------------------------------------------
Linda Weaver                    12805 Williams Court               Investor
                                Oklahoma City, OK  73142
Steven Wheeler                  P. O. Box 167853                   Investor
                                Irving, Texas 75016
W-W Investments, L.L.P.         P. O. Box 167853                   Investments
                                Irving, Texas 75016

Item 3.           Source and Amount of Funds or Other Consideration.
-------           --------------------------------------------------

         The source of funds were personal funds of Weaver and Wheeler and funds from affiliates of Weaver, Wheeler and W-W Investments. See Item 4 for the amount of funds and other consideration.

Item 4.           Purpose of Transaction.
-------           -----------------------

         On July 9, 1999, W-W Investments, L.L.P., a Texas registered limited liability partnership ("W-W Investments"), acquired in a private transaction 460,001 shares of the common stock of Million Dollar Saloon, Inc. (the "Company") from Bjorn Heyerdahl, a former officer and director of the Company, for $299,000 ($.65 per share) and additionally acquired from Nina J. Furrh, the President, Chief Executive Officer and a director of the Company, 1,823,297 shares of the common stock of the Company for $1,427,637 ($.7829975 per share). The 2,283,298 shares of the Company's common stock acquired from the two shareholders represents approximately 39.8% of the outstanding 5,731,778 shares of the Company's common stock.

         W-W Investments is an investment partnership in which the estate of Edward Weaver, of which Linda Weaver is the independent executrix, and Steven Wheeler are partners. In addition to the shares acquired by W-W Investments, Linda Weaver owns 500,000 shares of the common stock and has an option from the Company to purchase an additional 400,000 shares of common stock for $440,000 or $1.10 per share. As a result of the acquisition of the shares by W-W Investment, Linda Weaver owns beneficially, directly or indirectly, 3,473,898 shares of common stock which includes the 2,283,298 shares owned by W-W Investments, 500,000 shares owned by Linda Weaver, 290,600 shares owned by Diamond Production of Oklahoma, L.P., and 400,000 shares which may be acquired by Linda Weaver pursuant to the option granted to her by the Company in March 1998.

         As a result of the acquisition of the additional shares by W-W Investments, Steven Wheeler beneficially owns, directly or indirectly, 2,851,574 shares of the Company's common stock which includes the 2,283,298 shares acquired by W-W Investments, 218,000 shares owned by Steven Wheeler, 290,600 shares owned by Diamond Production of Oklahoma, L.P. and 59,676 shares owned by Diamond Production Company L.L.C., which is owned by The Wheeler Trust '89.

CUSIP NO.601065105                  13D                                   Page 7


         Neither W-W Investments nor any of its partners borrowed from any third party the funds necessary to make the purchase of the shares from the two shareholders, nor has W-W Investments nor any of its partners pledged to a third party any of the shares of the Company's common stock owned by them to obtain any funds for this transaction.



Item 5.           Interest in Securities of the Issuer.
-------           -------------------------------------

         The contents of the cover pages of this Statement are incorporated by reference into this Item 5 for each Reporting Person. There have been no transactions in Million Dollar Common Stock during the 60 days prior to July 9, 1999 (the date of event which requires filing this Statement) by Linda Weaver or W-W Investments. Prior to April 1999, Steven Wheeler placed a sell order with a broker whereby certain amounts of Million Dollar Common Stock would be sold automatically if the price per share exceeded $0.50. On May 26, 1999, pursuant to such order, 25,000 shares and 15,000 shares of Million Dollar Common Stock were sold at $0.75 per share on behalf of Steven Wheeler and Diamond Production Company, L.L.C., respectively. Such sales were made on OTC.



Item 6.           Contracts, Arrangements, Understandings or Relationships  with
-------           Respect to Securities of the Issuer.
                  --------------------------------------------------------------

         Except as set forth herein, to the knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any Reporting Persons and any other person with respect to any securities of Million Dollar.

Item 7.           Material to be Filed as Exhibits.
-------           ---------------------------------

         None.

CUSIP No. 58449S-10-5               13D


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: July 17, 1999                 /s/ Linda Weaver
                                    -------------------------------------------
                                        Linda Weaver

                                    /s/ Steven Wheeler
                                    --------------------------------------------
                                        Steven Wheeler

                                    W-W INVESTMENTS, L.L.P.

                                    By:  /s/ Linda Weaver
                                         ---------------------------------------

CUSIP No. 58449S-10-5               13D

                                    Agreement
                         Joint Filing of Schedule 13D/A

The undersigned hereby agree to jointly prepare and file a Schedule 13D/A and any future amendments thereto reporting each of the undersigned's ownership of securities of Million Dollar Saloon, Inc. and hereby affirm that such Schedule 13D/A is being filed on behalf of each of the undersigned. Each party will only be responsible for the accuracy of the information pertaining to that party and will be responsible for that party's filing fees.

Date: July 17, 1999                  /s/  Linda Weaver
                                    --------------------------------------------
                                          Linda Weaver

                                    /s/   Steven Wheeler
                                    --------------------------------------------
                                          Steven Wheeler

                                    W-W INVESTMENTS, L.L.P.

                                    By:   /s/  Linda Weaver
                                        ----------------------------------------